Provectus Pharmaceuticals, Inc.
7327 Oak Ridge Highway, Suite A
Knoxville, Tennessee 37931

June 10, 2009

Mr. Jeffrey P. Riedler
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4720
100 F Street, N.E.
Washington, D.C. 20549

Re:           Provectus Pharmaceuticals, Inc.
Post-Effective Amendment No. 1 to Registration Statement on Form S-1
File No. 333-147783

Dear Mr. Riedler:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request the acceleration of the effective date of the above-referenced Registration Statement so that it may become effective at 5:00 p.m., Eastern Time, on Thursday, June 11, 2009, or as soon as possible thereafter.

We hereby acknowledge the following:

• should the Securities and Exchange Commission (the "Commission") or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking an action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

PROVECTUS PHARMACEUTICALS, INC.

/s/ Craig Dees

Craig Dees, Ph.D.
Chief Executive Officer